Exhibit 12.1

Buckeye Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

Dollars in Thousands

						Six months ended
	Years Ended December 31,					June 30,
	2004	2005	2006	2007	2008	2008	2009 (1)
Earnings:
Income from continuing operations	$82,962	$99,958	$110,240	$155,356	$183,159	$82,264	$5,389
Equity earnings (greater than) less than distributions	—	(1,539)	596	(135)	(2,875)	(1,093)	(2,397)
Less: capitalized interest	(844)	(2,325)	(1,845)	(1,469)	(2,355)	(620)	(2,684)
Total earnings	82,118	96,094	108,991	153,752	177,929	80,551	308

Fixed Charges:
Interest and debt expense	27,614	43,357	52,113	50,378	74,387	35,955	33,237
Capitalized interest	844	2,325	1,845	1,469	2,355	620	2,684
Portion of rentals representing an interest factor	2,826	2,913	3,432	3,910	6,723	2,955	3,442
Total fixed charges	31,284	48,595	57,390	55,757	83,465	39,530	39,363

Earnings available for fixed charges	$113,402	$144,689	$166,381	$209,509	$261,394	$120,081	$39,671

Ratio of earnings to fixed charges	3.62	2.98	2.90	3.76	3.13	3.04	1.01

(1) Without giving effect to the special charges we recorded in the second quarter of 2009 and reported in the June 30, 2009 Form 10-Q related to the impairment of the natural gas liquids line of $72.5 million and the reorganization expense of $28.1 million, the ratio of earnings to fixed charges for the six months ended June 30, 2009 would have been:

Six months ended
June 30,
2009
Earnings:
Income from continuing operations	$5,389
Plus: asset impairment expense	72,540
Plus: reorganization expense	28,113
Less: additional net income attributable to non-controlling interest	(206)
Equity earnings (greater than) less than distributions	(2,397)
Less: capitalized interest	(2,684)
Total earnings	100,755

Fixed Charges:
Interest and debt expense	33,237
Capitalized interest	2,684
Portion of rentals representing an interest factor	3,442
Total fixed charges	39,363

Earnings available for fixed charges	$140,118

Ratio of earnings to fixed charges	3.56